SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Press Release: Telecom Argentina S.A. announces consolidated nine month period (‘9M16’) and third quarter results for fiscal year 2016 (‘3Q16’)

FOR IMMEDIATE RELEASE
Market Cap P$55.5 billion
November 8, 2016
Contacts:
Pedro Insussarry
Solange Barthe Dennin
(54 11) 4968-3743/3752

Telecom Argentina S.A.
announces consolidated nine month period (‘9M16’) and third
quarter results for fiscal year 2016 (‘3Q16’)*

➢	Consolidated Revenues amounted to P$38,818 million (+35.8% vs. 9M15); Fixed Data +65.3% vs. 9M15; Fixed Internet +32.9% vs. 9M15; and Mobile business in Argentina +32.2% vs. 9M15.

➢	Mobile subscribers in Argentina reached 19.9 million in 9M16 (+0.5 million vs. 9M15).

➢	Mobile Value Added Services in Argentina (Internet and Data): +30.4% vs. 9M15; 62.1% of Service Revenues.

➢	Mobile ARPU in Argentina increased to P$108.2 per month in 9M16 (+21.8% vs. 9M15).

➢	ADSL ARPU increased to P$260.4 per month in 9M16 (+30.7% vs. 9M15); monthly churn reached 1.5% in 9M16.

➢	Consolidated Operating costs -including D&A and Results on disposal and write-down of PP&E- totaled P$33,329 million (+38.0% vs. 9M15).

➢	Operating Income Before Depreciation and Amortization reached P$10,208 million (+33.2% vs. 9M15), 26.3% of consolidated revenues, with an improvement in margin in 3Q16 vs. 3Q15.

➢	Net Income amounted to P$2,495 million (-10.2% vs. 9M15). Net Income attributable to Telecom Argentina amounted to P$2,471 million (-10.4% vs. 9M15), with a better trend with respect to 1H16 (-11.8% vs. 1H15). Net Income was influenced by higher depreciation and amortization costs due to higher capex.

➢	Capex increased to P$7,699 million in 9M16 (+69.8% vs. 9M15, excluding the spectrum payment executed in 2Q15), equivalent to 19.8% of Consolidated Revenues.

➢	Net Financial Debt: P$7,157 million, an increase of P$5,571 million vs. 9M15, after Telecom Argentina´s cash dividend distribution during 2016 and higher payments of capex and spectrum.

	As of September, 30
(in million P$, except where noted)	2016	2015	Δ $	Δ %
Consolidated Revenues	38,818	28,590	10,228	35.8%
Mobile Services	27,928	20,866	7,062	33.8%
Fixed Services	10,890	7,724	3,166	41.0%
Operating Income before D&A	10,208	7,664	2,544	33.2%
Operating Income	5,523	4,459	1,064	23.9%
Net Income attributable to Telecom Argentina	2,471	2,757	(286)	-10.4%
Shareholders’ equity attributable to Telecom Argentina	17,843	16,318	1,525	9.3%
Net Financial Position - (Debt) / Cash	(7,157)	(1,586)	(5,571)	—
CAPEX (excluding spectrum)	7,699	4,535	3,164	69.8%
Fixed lines in service (in thousand lines)	3,946	4,054	(108)	-2.7%
Mobile customers (in thousand)	22,433	21,974	459	2.1%
Personal (Argentina)	19,901	19,444	457	2.4%
Núcleo (Paraguay) -including Wimax customers -	2,532	2,530	2	0.1%
Broadband accesses (in thousand)	1,800	1,804	(4)	-0.2%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	93.1	64.8	28.3	43.7%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	108.2	88.8	19.4	21.8%
Average Revenue per user (ARPU) ADSL (in P$)	260.4	199.3	61.1	30.7%

*Unaudited non financial data

1	www.telecom.com.ar

Buenos Aires, November 8, 2016 - Telecom Argentina (‘Telecom’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$2,495 million for the nine month period ended September 30, 2016, or -10.2% when compared to 9M15. Net income attributable to Telecom Argentina amounted to P$2,471 million (-10.4% vs. 9M15).

	9M16	9M15	Δ $	Δ%
Consolidated Revenues (MMP$)	38,818	28,590	10,228	35.8%
Net Income attributable to Telecom Argentina(MMP$)	2,471	2,757	(286)	(10.4%)
Earnings attributable to Telecom per Share (P$)	2.5	2.8	(0.3)
Earnings attributable to Telecom per ADR (P$)	12.7	14.2	(1.5)
Operating Income before D&A *	26.3%	26.8%
Operating Income *	14.2%	15.6%
Net Income*	6.4%	9.7%
*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding amounted to 969,159,605.

During 9M16, Consolidated Revenues increased by 35.8% to P$38,818 million (+P$10,228 million vs. 9M15), mainly fueled by the Fixed Data and Broadband businesses and Mobile Services. Moreover, Operating Income reached P$5,523 million (+P$1,064 million or +23.9% vs. 9M15).

Consolidated Operating Revenues

Mobile Services

As of September 30, 2016 clients with mobile services amounted to 22.4 million vs. 22.0 million as of 9M15.

Third parties Revenues amounted to P$27,928 million (+33.8% vs. 9M15) as a result of the commercial strategy that promotes the consumption of value added services (‘VAS’) through a wide offer of 4G Smartphones together with data plans suitable to clients’ needs.

Telecom Personal in Argentina

As of September 30, 2016, Personal reached 19.9 million subscribers in Argentina vs. 19.4 million in 9M15, where postpaid clients represented 33% of the subscriber base.

In 9M16, third parties Revenues reached P$25,946 million (+P$6,315 million or +32.2% vs. 9M15) while Service Revenues (excluding sales of equipment and devices) amounted to P$20,297 million (+25.6% vs. 9M15), with 62.1% corresponding to VAS revenues (vs. 59.8% in 9M15). VAS revenues amounted to P$12,600 million (+30.4% vs. 9M15). Moreover, handset sales reached P$5,649 million, an increase of +62.9% vs. 9M15, equivalent to 21.8% of total revenues.

Due to a higher consumption of VAS, the average monthly revenue per user (‘ARPU’) amounted to P$108.2 during 9M16 (+21.8 % vs. 9M15).

Commercial Initiatives

During 3Q16, Personal continued promoting the evolution of services with the deployment of its network and infrastructure according with 4G/LTE technology,

Mobile Customers & Revenues in Argentina (in billion P$)

2	www.telecom.com.ar

reaching 600 locations, including all 23 capital cities and the AMBA region, with more than 4.3 million subscribers actively using the technology. Additionally, new functions that allow improvements in the voice and data services were incorporated. Among them, the 3G HD voice service in a national scale for calls between Personal clients that have technically suitable devices to use this functionality, thus improving substantially the call experience.

Moreover, with the aim of evolving the 4G technology and maximizing its customer experience, Personal incorporated to its device offer a selection of handsets for P$2,199, for all the packs and payable in 12 monthly installments. This proposal is included in the ‘Access to Mobile Internet’ program, coordinated with the Ministry of Communications. Additionally, and because of the Children’s day, Personal presented a wide dedicated offer with special benefits and financing plans.

Regarding the strategy associated to alliances in innovation and differential content to its ‘Play’ platform, Personal added new qualified contents as Disney movies in the Video section.

Meanwhile, as part of its strategy associated with Sports, Personal accompanied as official sponsor the Argentine Olympic Delegation in the Olympic Games in Río 2016. Moreover, Personal added exclusive contents to its Personal Play Sports site together with a special data offer to those who travelled to the Olympic Games. Moreover, Personal accompanied the National male Basketball team tour and presented for the fifth consecutive year the ‘Personal Rugby Championship’ with benefits to clients in matches where ‘Los Pumas’, the National Rugby team, played in Argentina and in London.

Mobile consumption of Telecom Personal in Argentina

(*) Includes reestimation of consumption of minutes and SMS per client

Telecom Personal in Paraguay (‘Núcleo’)

As of September 30, 2016, Núcleo’s subscriber base surpassed 2.5 million clients. Prepaid and postpaid customers represented 81% and 19%, respectively.

Núcleo generated revenues from third parties equivalent to P$1,982 million during 9M16 (+60.5% vs. 9M15). VAS revenues amounted to P$1,026 million (+68.8% vs. 9M15) representing 58.1% of 9M16 service revenues (vs. 53.9% in 9M15). The evolution of Núcleo’s sales measured in pesos was influenced by the appreciation of the Guarani respect to the Peso.

Fixed Services (Voice, Data & Internet)

During 9M16, revenues generated by fixed services amounted to P$10,890 million, +41.0% vs. 9M15; with Data revenues (+65.3% vs. 9M15) and Internet (+32.9% vs. 9M15) growing the most in the segment.

Voice

Total service revenues reached P$4,328 million in 9M16 (+39.0% vs. 9M15). This increase combines price increases in the corporate segment as well as in the retail segment, which became effective as of May 2016.

Lines in service & Fixed Voice Revenues (in billion P$)

3	www.telecom.com.ar

As a result, the average monthly revenue billed per user (‘ARBU’) reached P$93.1 in 9M16, +43.7% vs. 9M15.

Revenues generated by measured services totaled P$1,524 million, an increase of P$209 million or +15.9% vs. 9M15 mainly due to a higher penetration of flat rate packs of local and national long distance calls.

Monthly charges and supplementary services reached P$1,736 million, an increase of P$744 million or +75.0% vs. 9M15 due to the above mentioned price increases in the corporate and retail segments. The customer base remained relatively stable.

Fixed and mobile interconnection revenues amounted to P$620 million (+28.1% vs. 9M15). Meanwhile, other revenues totaled P$448 million (+39.1% vs. 9M15). Both revenue lines were affected by price increases related to the FX variation as these services are denominated in foreign currency.

Data and Internet

Data service revenues (services mainly offered to Corporate segment and Government) amounted to P$2,133 million (+P$843 million or +65.3% vs. 9M15), gaining weight over total revenues of the fixed service and strengthening the position of Telecom as an integrated ICT provider. This increase was mainly due to the FX rate variations that affected those contracts that are adjusted by the $/U$S exchange rate.

With the aim of being an integral provider of solutions to the business segment, Telecom has implemented a solution called ‘Tienda Soluciones’, allowing professionals to choose online services for their businesses such as productivity solutions, security and entertainment.

Internet Service revenues totaled P$4,351 million (+P$1,078 million or +32.9% vs. 9M15), mainly due to a commercial offer with higher speeds, where 6Mb and 10Mb (ultra broadband or UBB) leads the clients’ preference. In addition, 10Mb or UBB subscriber base reached 33% of the customer base vs. 25% in 9M15.

As of September 30, 2016, the subscriber base continued at 1.8 million ADSL accesses representing 45.6% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached P$260.4 in 9M16, +30.7% when compared to 9M15 while the monthly churn rate resulted in 1.5% in 9M16 vs. 1.4% in 9M15.

Consolidated Operating Costs

Consolidated Operating Costs totaled P$33,329 million in 9M16, an increase of P$9,183 million, or +38.0% vs. 9M15 (including ‘Results on disposal and write-down of PP&E’ that resulted in a loss of P$200 million in 9M16 vs. a loss of P$51 million in 9M15). This increase in costs is mainly due to higher sales, the high competition in mobile and Internet business, the effects of higher direct and indirect labor costs in the cost structure, the increase in fees for services related to the suppliers’ price adjustment, and the increase in cost of handsets sold, among other costs.

Broadband Acceses & Revenues

Consolidated Costs % Revenues

(*) Includes results on disposal of PP&E andwrite-down of PP&E

4	www.telecom.com.ar

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$7,213 million (+36.3% vs. 9M15), mainly affected by increases in salaries to unionized as well as non-unionized employees together with the social security contributions associated to the new collective bargaining agreement set as of 3Q16. Total employees at the end of the period amounted to 16,241.

- Interconnection costs and other telecommunication charges (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,954 million, +25.3% vs. 9M15. This increase resulted from higher costs related to TLRD and roaming.

- Fees for services, maintenance, materials and supplies amounted to P$3,580 million (+25.2% vs. 9M15), mainly due to costs’ increases in technical maintenance and systems licenses, higher costs related to the search of new sites and storage expenses. In addition increases in maintenance and fees for services costs due to higher costs recognized to suppliers were evidenced.

- Taxes and fees with regulatory authorities reached P$3,799 million (+33.7% vs. 9M15), impacted mainly by higher revenues as well as higher bank debit and credit taxes related to collection flows and suppliers payments and dividends paid during 9M16 vs. 9M15.

- Commissions (Commissions paid to agents, prepaid card commissions and others) totaled P$2,795 million (+27.3% vs. 9M15), as a result of the increase in commissions paid to commercial channels as well as collection fees, both associated to the increase in handset sales. Agent commissions capitalized as SAC amounted to P$1,046 million (+33.9% vs. 9M15).

- Cost of handsets sold totaled P$4,631 million (+65.9% vs. 9M15), due to handsets sales with higher costs unit prices. Deferred costs from SAC amounted to P$94 million (+42.4% vs. 9M15).

- Advertising amounted to P$548 million (-P$43 million vs. 9M15).

- Depreciation and Amortization reached P$4,485 million (+42.2% vs. 9M15). PP&E depreciation amounted to P$3,087 million (+42.6% vs. 9M15) resulting from the incorporation of assets related to the investment plan that the Group has been executing; amortization of SAC and service connection costs totaled P$1,087 million (+48.3% vs. 9M15) meanwhile, amortization of 3G/4G licenses amounted P$289 million (+27.3% vs. 9M15) and amortization of other intangible assets reached P$22 million (-24.1% vs. 9M15).

- Other Costs totaled P$4,124 million (+46.7% vs. 9M15). This increase was mainly due to VAS costs that totaled P$1,142 million (+25.5% vs. 9M15), related to the increase of sales of those services. Bad debt expenses reached P$844 million (+105.9% vs. 9M15) mainly influenced by the financing plans for the sale of handsets in the mobile business. Bad debt expenses represented 2.5% of consolidated costs and 2.2% of consolidated revenues.

D&A (in billion P$)

5	www.telecom.com.ar

Consolidated Financial Results

Net Financial Results amounted to a loss of P$1,682 million, a loss of P$1,490 million vs. 9M15. This was mainly due to a higher debt position that generated higher losses in net financial interests of P$1,139 million in 9M16 (-P$884 million vs. 9M15) and losses of FX results net of NDF instruments for P$748 million in 9M16 (vs. a loss of P$205 million in 9M15) mainly due to the peso depreciation that occurred in December 2015. Meanwhile, gains on mutual funds and other investments amounted to P$254 million (-P$46 million vs. 9M15).

Consolidated Net Financial Position

As of September 30, 2016, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) resulted in a Debt Position of P$7,157 million, a variation of P$5,571 million when compared to the Net Financial Position as of September 30, 2015, after the cash dividend payment of Telecom Argentina for an amount of P$2,000 million distributed in May 2016 (P$700 million) and in August 2016 (P$1,300 million) and higher payments of capex.

Capital Expenditures

During 9M16, the Company invested P$7,699 million (+69.8% vs. 9M15 without considering the spectrum payment of P$2,256 million occurred in 2Q15). Of this amount, P$2,660 million were allocated to Fixed Services and P$5,039 million to Mobile services, focusing on maximizing network capacity with the aim of enhancing the customer experience and quality of current and future services. In relative terms, Capex reached 19.8% of consolidated revenues vs. 15.9% in 9M15 without considering the payment of 4G licenses that was made during 2015.

The main investment projects are associated to the expansion of Fixed Broadband services, to improve transmission and access speeds offered to clients, the deployment of coverage and capacity of the 3G and 4G networks to sustain the development of Mobile Internet delivering a better service quality along with the deployment of innovative Value Added Services. Moreover, transmission and transport networks had been extended in order to face the growing demand of services that fixed and mobile customers are requiring.

Moreover, in the mobile segment Personal continued with the deployment of its network and infrastructure with 4G/LTE technology across the country including all the capital provinces, reaching 74% of the population.

Relevant Matters

Second Dividend Payment

The Management of the Company, in accordance to the powers delegated by the Board of Directors in its meeting held on April 29, 2016, resolved that the distribution of the

in million of AR$	9M15	9M16
Net Interests	-$255	-$1,139
Gains on Mutual Funds & other inv.	$300	$254
FX results net of NDF instruments	-$205	-$748
Others	-$32	-$49
Total	-$192	-$1,682

Net Financial Debt
(in billion P$)

Capex (In billion P$)

6	www.telecom.com.ar

second payment of cash dividends to Shareholders for the amount of P$ 1,300,000,000 was to start on August 26, 2016.

The amount distributed was equivalent to P$1.34 per outstanding share in circulation or P$6.71 per ADR, prior to Personal Asset Tax deductions - if applicable-.

Resolution No. 38/16: Virtual Mobile Operators Regulation

Resolution No. 38/16, issued by the Ministry of Communications on May 5, 2016, approved the new Virtual Mobile Operators Regulation (‘VMO’) and nullified Resolution SC No. 68/14, that had previously approved the Regulation of Virtual Mobile Operators by the former Secretary of Communications.

The mentioned Resolution determines that Network Mobile Operators (‘NMO’), which have the spectrum and infrastructure (among them, Personal), shall present, within 120 days since the date of issuance of the Resolution, a Reference Offer (‘the RO’) for those interested in providing VMO services.

On September 1, 2016, Personal made a presentation to the Ministry of Communications, with founded reasons to postpone the term for the RO presentation, until 700MHz included in Lot 8 bands, awarded and paid by Personal, were in conditions and able to be used, and also when Spectrum included in Lot 1 from the Public Auction performed according to Resolution N° 38/14 is awarded and ‘on-air’. In addition, it was required the elimination of section 10, Annex 1 from the above mentioned Resolution, where it determines that agreements with the virtual mobile operators in exclusive conditions are forbidden, and it was requested to instruct ENACOM to perform interference measurements on the 700MHz Band awarded to Personal and inform if it has solved claims executed by previous occupiers of the Band.

Modification of CPP prices for mobile services

On June 14, 2016, Personal informed to ENACOM the new prices that would be effective from May 15, 2016. On August 18, 2016 ENACOM ordered Personal to abstain from implementing the price adjustment established in Resolution N° 48/03. On August 26, Personal answered the notification supporting the price increase informed. Personal’s Management, following legal counsel, considers that they have solid reasons to sustain the price increase.

Other Relevant Matters

International Finance Corporation Loan

On July 5, 2016, Personal accepted a proposal from the International Finance Corporation (IFC, a member of the World Bank Group) for the evaluation and movement of funds in order to finance investment needs, working capital and debt refinancing.

On October 5, 2016, in the context of the Annual IMF and World Bank meetings in Washington and with the participation of the Ministry of Treasury and Public Finance of Argentina, Mr. Alfonso Prat Gay, Telecom Personal and the IFC signed a 6 years-financing package for an amount of U$S400 million for the mobile operator of the Telecom Group.

7	www.telecom.com.ar

Telecom Personal Negotiable Notes Program and Series Issuance

The Ordinary and Extraordinary Shareholders Meeting of Telecom Personal held on December 2, 2010 approved the creation of a Global Program of Negotiable Notes for an amount up to U$S500 million or its equivalent in other currencies for the period of five years. On October 13, 2011 the Argentine National Securities Commission (‘CNV’, Comisión Nacional de Valores) has approved such Program through Resolution N° 16.670.

The Ordinary Shareholders Meeting of Telecom Personal held on May 26, 2016 authorized the extension and increase of the maximum amount of the Program to U$S1,000 million or its equivalent in other currencies.

On October 20, 2016 the CNV, approved the extension and the increase of the maximum amount of the above mentioned Program through Resolution N° 18.277.

On November 3, 2016 Telecom Personal announced to the investor community that it is offering the Series III of non-convertible Notes, denominated in pesos at a floating interest rate with a maturity of 18 months from the date of issuance and settlement, and for a total nominal value of P$500,000,000, and the Series IV of non-convertible Notes, denominated in dollars at a fixed interest rate with a maturity of 24 months from the date of issuance and settlement, and for a total nominal value of U$S50,000,000. Telecom Personal can increase the amount of each Series up to a maximum amount of P$1,500,000,000 each.

Telecom Personal was rated AA + (local rating) by Fix (Fitch Ratings), highlighting the credit quality and financial strength of the Company.

The funds will be used to refinance short term debt, to finance the investment in tangible assets in Argentina and working capital in Argentina.

*********

8	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Ownership Structure

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s issued common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of September 30, 2016, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry	Solange Barthe Dennin	Luis F. Rial Ubago	Ruth Fuhrmann	Antonella Papaleo
(5411) 4968 3743	(5411) 4968 3752	(5411) 4968 3718	(5411) 4968 4448	(5411) 4968 6236

Voice Mail: (5411) 4968 3628
Fax: (5411) 4968 3616
E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Mariano Marcelo Ibáñez

Chairman

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month period and Third Quarter - Fiscal Year 2016

(In million of Argentine pesos)

1-	Consolidated Balance Sheet
		09/30/16	12/31/15	Δ$	Δ%
	Cash and cash equivalents	369	870	(501)	-57.6%
	Investments	780	1,430	(650)	-45.5%
	Trade receivables	7,982	5,663	2,319	41.0%
	Other Receivables	1,024	1,336	(312)	-23.4%
	Inventories	2,243	2,193	50	2.3%
	Total current assets	12,398	11,492	906	7.9%
	Financial Investments	67	323	(256)	-79.3%
	Trade receivables	258	481	(223)	-46.4%
	Property, plant and equipment (‘PP&E’)	21,993	17,963	4,030	22.4%
	Intangible assets	7,576	7,659	(83)	-1.1%
	Other Receivables	703	547	156	28.5%
	Total non-current assets	30,597	26,973	3,624	13.4%
	Total Assets	42,995	38,465	4,530	11.8%
	Trade payables	9,728	9,873	(145)	-1.5%
	Deferred revenues	451	477	(26)	-5.5%
	Financial debt	7,981	3,451	4,530	131.3%
	Salaries and social security payables	1,587	1,261	326	25.9%
	Income tax payables	595	439	156	35.5%
	Other taxes payables	916	1,153	(237)	-20.6%
	Other liabilities	55	53	2	3.8%
	Provisions	250	207	43	20.8%
	Total current liabilities	21,563	16,914	4,649	27.5%
	Trade payables	25	52	(27)	-51.9%
	Deferred revenues	448	457	(9)	-2.0%
	Financial debt	392	1,449	(1,057)	-72.9%
	Salaries and social security payables	186	157	29	18.5%
	Deferred income tax liabilities	524	550	(26)	-4.7%
	Income tax payables	7	10	(3)	-30.0%
	Other liabilities	137	101	36	35.6%
	Provisions	1,334	1,165	169	14.5%
	Total non-current liabilities	3,053	3,941	(888)	-22.5%
	TOTAL LIABILITIES	24,616	20,855	3,761	18.0%

	Equity attributable to Telecom Argentina (Controlling Company)	17,843	17,194	649	3.8%
	Non-controlling interest	536	416	120	28.8%
	TOTAL EQUITY	18,379	17,610	769	4.4%
	TOTAL LIABILITIES AND EQUITY	42,995	38,465	4,530	11.8%

2-	Consolidated Loans
		09/30/16	12/31/15	Δ$	Δ%
	Bank overdraft - principal (Personal)	6,236	3,062	3,174	103.7%
	Bank overdraft - principal (Telecom Argentina)	16	—	16	—
	Bank overdraft - principal (Núcleo)	—	84	(84)	-100.0%
	Banks loans (Personal)	598	—	598	—
	Banks loans (Nucleo)	434	193	241	124.9%
	Notes - principal (Personal)	566	—	566	—
	Accrued interest (Personal)	124	104	20	19.2%
	Accrued interest (Núcleo)	7	8	(1)	-12.5%
	Total Current Loans	7,981	3,451	4,530	131.3%
	Notes - principal (Personal)	147	713	(566)	-79.4%
	Banks loans - principal (Personal)	—	509	(509)	-100.0%
	Banks loans -principal (Nucleo)	245	227	18	7.9%
	Total Non Current Loans	392	1,449	(1,057)	-72.9%
	Total Loans	8,373	4,900	3,473	70.9%

	Cash and cash equivalents, and Financial Investments	1,216	2,623	(1,407)	-53.6%
	Net Financial Position - (Debt)	(7,157)	(2,277)	(4,880)	—

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month period and Third Quarter - Fiscal Year 2016

(In million of Argentine pesos)

3-	Consolidated Income Statements
		09/30/16	09/30/15	Δ$	Δ%

	Revenues	38,818	28,590	10,228	35.8%
	Other income	34	15	19	126.7%
	Total Revenues & Other Income	38,852	28,605	10,247	35.8%
	Consolidated Operating Costs	(33,329)	(24,146)	(9,183)	38.0%
	Operating income	5,523	4,459	1,064	23.9%
	Finance results, net	(1,682)	(192)	(1,490)	—
	Net income before income tax expense	3,841	4,267	(426)	-10.0%
	Income tax expense	(1,346)	(1,489)	143	-9.6%
	Net income	2,495	2,778	(283)	-10.2%

	Attributable to:
	Telecom Argentina (Controlling Company)	2,471	2,757	(286)	-10.4%
	Non-controlling interest	24	21	3	14.3%

	Operating income before D&A	10,208	7,664	2,544	33.2%
	As % of Revenues	26.3%	26.8%

	Finance Income and Expenses	09/30/16	09/30/15	Δ$	Δ%
	Finance Income
	Interest on time deposits	-	19	(19)	-100.0%
	Gains on investments (Notes and Bonds)	224	200	24	12.0%
	Gains on Mutual Funds	30	100	(70)	-70.0%
	Interest on receivables	252	133	119	89.5%
	TUVES S.A. shares purchase option	7	-	7	—
	Foreign currency exchange gains	88	85	3	3.5%
	Total finance income	601	537	64	11.9%
	Finance expenses
	Interest on financial debt - Personal	(1,038)	(257)	(781)	—
	Interest on financial debt - Telecom Argentina	(116)	-	(116)	—
	Interest on financial debt - Nucleo	(46)	(18)	(28)	155.6%
	Interest on salaries and social security, other taxes and accounts payable	(25)	(19)	(6)	31.6%
	Interest on Provisions	(166)	(113)	(53)	46.9%
	Present value effect of salaries and social security and other taxes payables and other liabilities	(17)	(3)	(14)	—
	Quinquennial financial costs	(28)	(21)	(7)	33.3%
	Foreign currency exchange losses	(836)	(290)	(546)	188.3%
	Others	(11)	(8)	(3)	37.5%
	Total finance expenses	(2,283)	(729)	(1,554)	—
		(1,682)	(192)	(1,490)	—
4-	Consolidated Income Statements
	Three Months Comparison	09/30/16	09/30/15	Δ$	Δ%

	Revenues	13,412	10,094	3,318	32.9%
	Other income	14	4	10	—
	Total Revenues & Other Income	13,426	10,098	3,328	33.0%
	Consolidated Operating Costs	(11,624)	(8,787)	(2,837)	32.3%
	Operating income	1,802	1,311	491	37.5%
	Finance results, net	(636)	(73)	(563)	—
	Net income before income tax expense	1,166	1,238	(72)	-5.8%
	Income tax expense	(408)	(438)	30	-6.8%
	Net income	758	800	(42)	-5.3%

	Attributable to:
	Telecom Argentina (Controlling Company)	746	801	(55)	-6.9%
	Non-controlling interest	12	(1)	13	—

	Operating income before D&A	3,453	2,529	924	36.5%
	As % of Revenues	25.7%	25.1%

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month period and Third Quarter - Fiscal Year 2016

(In million of Argentine pesos)

5-	Breakdown of the Income Statements

		09/30/16	09/30/15	Δ $	Δ %
	REVENUES FROM SERVICES	32,874	24,968	7,906	31.7%
	Fixed Services	10,812	7,676	3,136	40.9%
	Voice	4,328	3,113	1,215	39.0%
	Retail Voice	3,333	2,379	954	40.1%
	Monthly Charges	1,736	992	744	75.0%
	Measured Services	1,524	1,315	209	15.9%
	Others	73	72	1	1.4%
	Wholesale	995	734	261	35.6%
	Interconnection (Fixed and Mobile)	620	484	136	28.1%
	Others	375	250	125	50.0%
	Data	2,133	1,290	843	65.3%
	Internet	4,351	3,273	1,078	32.9%

	Mobiles Sevices	22,062	17,292	4,770	27.6%
	Telecom Personal	20,297	16,163	4,134	25.6%
	Voice	7,697	6,504	1,193	18.3%
	Retail Voice	6,255	5,109	1,146	22.4%
	Monthly Charges	3,695	2,951	744	25.2%
	Measured Services	1,545	1,443	102	7.1%
	Roaming	204	209	(5)	-2.4%
	Others	811	506	305	60.3%
	Wholesale	1,442	1,395	47	3.4%
	Interconnection (CPP and TLRD)	1,168	1,144	24	2.1%
	Roaming	212	225	(13)	-5.8%
	Others	62	26	36	138.5%

	Data	5,103	5,376	(273)	-5.1%
	Internet	7,497	4,283	3,214	75.0%

	Núcleo	1,765	1,129	636	56.3%
	Voice	739	521	218	41.8%
	Retail Voice	628	441	187	42.4%
	Monthly Charges	229	174	55	31.6%
	Measured Services	256	201	55	27.4%
	Roaming	13	8	5	62.5%
	Others	130	58	72	124.1%
	Wholesale	111	80	31	38.8%
	Interconnection (CPP and TLRD)	86	57	29	50.9%
	Roaming	16	18	(2)	-11.1%
	Others	9	5	4	80.0%
	Data	321	220	101	45.9%
	Internet	705	388	317	81.7%

	REVENUES FROM EQUIPMENT SALES	5,944	3,622	2,322	64.1%
	Fixed Services	78	48	30	62.5%
	Mobiles Sevices	5,866	3,574	2,292	64.1%
	Equipments (Personal)	5,649	3,468	2,181	62.9%
	Equipments (Núcleo)	217	106	111	104.7%
	REVENUES	38,818	28,590	10,228	35.8%

	OTHER INCOME	34	15	19	126.7%
	Fixed	25	12	13	108.3%
	Mobile	9	3	6	200.0%

	TOTAL REVENUES & OTHER INCOME	38,852	28,605	10,247	35.8%

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month period and Third Quarter - Fiscal Year 2016

(In million of Argentine pesos)

6-	Breakdown of the Income Statements
	Three Months Comparison
		09/30/16	09/30/15	Δ $	Δ %
	REVENUES FROM SERVICES	11,597	8,794	2,803	31.9%
	Fixed Services	3,821	2,750	1,071	38.9%
	Voice	1,577	1,101	476	43.2%
	Retail Voice	1,241	846	395	46.7%
	Monthly Charges	702	364	338	92.9%
	Measured Services	514	459	55	12.0%
	Others	25	23	2	8.7%
	Wholesale	336	255	81	31.8%
	Interconnection (Fixed and Mobile)	191	170	21	12.4%
	Others	145	85	60	70.6%
	Data	731	451	280	62.1%
	Internet	1,513	1,198	315	26.3%

	Mobiles Sevices	7,776	6,044	1,732	28.7%
	Telecom Personal	7,139	5,673	1,466	25.8%
	Voice	2,749	2,316	433	18.7%
	Retail Voice	2,215	1,850	365	19.7%
	Monthly Charges	1,296	1,121	175	15.6%
	Measured Services	530	460	70	15.2%
	Roaming	41	63	(22)	-34.9%
	Others	348	206	142	68.9%
	Wholesale	534	466	68	14.6%
	Interconnection (CPP and TLRD)	443	386	57	14.8%
	Roaming	68	71	(3)	-4.2%
	Others	23	9	14	155.6%
	Data	1,563	1,763	(200)	-11.3%
	Internet	2,827	1,594	1,233	77.4%

	Núcleo	637	371	266	71.7%
	Voice	262	172	90	52.3%
	Retail Voice	223	148	75	50.7%
	Monthly Charges	78	63	15	23.8%
	Measured Services	90	59	31	52.5%
	Roaming	4	3	1	33.3%
	Others	51	23	28	121.7%
	Wholesale	39	24	15	62.5%
	Interconnection (CPP and TLRD)	30	19	11	57.9%
	Roaming	6	3	3	100.0%
	Others	3	2	1	50.0%
	Data	116	72	44	61.1%
	Internet	259	127	132	103.9%

	REVENUES FROM EQUIPMENT SALES	1,815	1,300	515	39.6%
	Fixed Services	13	25	(12)	-48.0%
	Mobiles Sevices	1,802	1,275	527	41.3%
	Equipments (Personal)	1,711	1,235	476	38.5%
	Equipments (Núcleo)	91	40	51	127.5%
	REVENUES	13,412	10,094	3,318	32.9%

	OTHER INCOME	14	4	10	—
	Fixed	11	4	7	175.0%
	Mobile	3	—	3	—
		13,426	10,098	3,328	33.0%
	TOTAL REVENUES & OTHER INCOME

13	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month period and Third Quarter - Fiscal Year 2016

(In million of Argentine pesos)

7-	Consolidated Income Statements

		09/30/16	09/30/15	Δ $	Δ %
	Revenues	38,818	28,590	10,228	35.8%
	Other income	34	15	19	126.7%
	Total Revenues & Other Income	38,852	28,605	10,247	35.8%
	Employee benefit expenses and severance payments	(7,213)	(5,292)	(1,921)	36.3%
	Interconnection costs and other telecommunication charges	(1,954)	(1,559)	(395)	25.3%
	Fees for services, maintenance, materials and supplies	(3,580)	(2,860)	(720)	25.2%
	Taxes and fees with the Regulatory Authority	(3,799)	(2,841)	(958)	33.7%
	Commissions	(2,795)	(2,195)	(600)	27.3%
	Cost of equipments and handsets	(4,631)	(2,791)	(1,840)	65.9%
	Advertising	(548)	(591)	43	-7.3%
	Cost of Value Added Services	(1,142)	(910)	(232)	25.5%
	Provisions	(106)	(174)	68	-39.1%
	Bad debt expenses	(844)	(410)	(434)	105.9%
	Other operating expenses	(2,032)	(1,318)	(714)	54.2%
	Subtotal Operating costs	(28,644)	(20,941)	(7,703)	36.8%
	Operating income before D&A	10,208	7,664	2,544	33.2%
	D&A	(4,485)	(3,154)	(1,331)	42.2%
	Results on disposal of PP&E and write-down of PP&E	(200)	(51)	(149)	—
	Operating income	5,523	4,459	1,064	23.9%
	Finance Income	601	537	64	11.9%
	Finance Expenses	(2,283)	(729)	(1,554)	—
	Net income before income tax expense	3,841	4,267	(426)	-10.0%
	Income tax expense	(1,346)	(1,489)	143	-9.6%
	Net Income	2,495	2,778	(283)	-10.2%
	Attributable to:
	Telecom Argentina (Controlling Company)	2,471	2,757	(286)	-10.4%
	Non-controlling interest	24	21	3	14.3%

14	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine month period and Third Quarter - Fiscal Year 2016

(In million of Argentine pesos)

8-	CONSOLIDATED INCOME STATEMENTS
	Three Months Comparison
		09/30/16	09/30/15	Δ $	Δ %
	Revenues	13,412	10,094	3,318	32.9%
	Other income	14	4	10	—
	Total Revenues & Other Income	13,426	10,098	3,328	33.0%
	Employee benefit expenses and severance payments	(2,778)	(2,034)	(744)	36.6%
	Interconnection costs and other telecommunication charges	(624)	(558)	(66)	11.8%
	Fees for services, maintenance, materials and supplies	(1,245)	(991)	(254)	25.6%
	Taxes and fees with the Regulatory Authority	(1,305)	(988)	(317)	32.1%
	Commissions	(945)	(799)	(146)	18.3%
	Cost of equipments and handsets	(1,548)	(1,056)	(492)	46.6%
	Advertising	(177)	(221)	44	-19.9%
	Cost of Value Added Services	(350)	(313)	(37)	11.8%
	Provisions	(25)	(7)	(18)	—
	Bad debt expenses	(326)	(129)	(197)	152.7%
	Other operating expenses	(650)	(473)	(177)	37.4%
	Subtotal Operating costs	(9,973)	(7,569)	(2,404)	31.8%
	Operating income before D&A	3,453	2,529	924	36.5%
	D&A	(1,591)	(1,164)	(427)	36.7%
	Results on disposal of PP&E and write-down of PP&E	(60)	(54)	(6)	11.1%
	Operating income	1,802	1,311	491	37.5%
	Finance Income	129	271	(142)	-52.4%
	Finance Expenses	(765)	(344)	(421)	122.4%
	Net income before income tax expense	1,166	1,238	(72)	-5.8%
	Income tax expense	(408)	(438)	30	-6.8%
	Net Income	758	800	(42)	-5.3%
	Attributable to:
	Telecom Argentina (Controlling Company)	746	801	(55)	-6.9%
	Non-controlling interest	12	(1)	13	—

15	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	November 10, 2016	By:	/s/ Pedro G. Insussarry
		Name:	Pedro G. Insussarry
		Title:	Responsible for Market Relations